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                              December 11, 2023

       James Fitzgerald
       Chief Financial Officer
       Eastern Bankshares, Inc.
       265 Franklin Street
       Boston, MA 02110

                                                        Re: Eastern Bankshares,
Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Form 10-Q for the
quarter ended September 30, 2023

       Dear James Fitzgerald:

                                                        We have reviewed your
filings and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023

       Management of Market Risk, page 98

   1.                                                   We note the reference
on page 98 to "limits approved by the Risk Management
                                                        Committee of [the]
Board of Directors." Please revise future filings to include a materially complete description of
how you seek to manage risks due to changes in interest rates and other material impacts
on your operational facts and circumstances, including any
                                                        management or corporate
governance controls or procedures for identifying and
                                                        responding to rapid
changes in interest rates due to or as a result of exogenous or unknown factors. Please
clarify the Risk Management Committee- or ALCO-approved
                                                        limits and, with a view
to disclosure, advise us of the extent to which the committees have approved risk
profiles that do not conform to management and Board risk tolerances.
                                                        Clarify the extent to
which such limits and other policies and controls have been changed due to the economic and
other developments referenced elsewhere.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 James Fitzgerald
Eastern Bankshares, Inc.
December 11, 2023
Page 2

        Please contact Sarmad Makhdoom at 202-551-5776 or Michael Henderson at 202-551-
3364 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or James Lopez at 202-551-3536
with any other questions.



FirstName LastNameJames Fitzgerald                      Sincerely,
Comapany NameEastern Bankshares, Inc.
                                                        Division of Corporation
Finance
December 11, 2023 Page 2                                Office of Finance
FirstName LastName